                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM N-17f-2

               Certificate of Accounting of Securities and Similar
                          Investment in the Custody of
                         Management Investment Companies

                    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1. Investment Company Act File Number:                Date examination completed

               811-09599                                   September 30, 2006
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2. State identification Number:
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
AL            AK            AZ            AR                   CA             CO
--------------------------------------------------------------------------------
CT            DE            DC            FL                   GA             HI
--------------------------------------------------------------------------------
ID            IL            IN            IA                   KS             KY
--------------------------------------------------------------------------------
LA            ME            MD            MA None              MI             MN
--------------------------------------------------------------------------------
MS            MO            MT            NE                   NV             NH
--------------------------------------------------------------------------------
NJ            NM            NY            NC                   ND             OH
--------------------------------------------------------------------------------
OK            OR            PA            RI                   SC             SD
--------------------------------------------------------------------------------
TN            TX            UT            VT                   VA             WA
--------------------------------------------------------------------------------
WV            WI            WY            PUERTO RICO

Other (specify):
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3. Exact name of investment company as specified in representation statement:

            State Street Master Funds
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4. Address of principal executive office (number, street, city, state, zip code): P.O. Box 5049, Boston, MA  02206
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                                     Page 1

             Report of Independent Registered Public Accounting Firm

To the Board of Trustees of
State Street Master Funds

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that State Street Equity 500 Index Portfolio (the "Portfolio") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of September 30, 2006. Management is responsible for the Portfolio's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Portfolio's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Portfolio's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 30, 2006, and with respect to agreement of security purchases and sales, for the period from December 31, 2005 (the date of last examination) through September 30, 2006:

- Confirmation of all securities held by the Depository Trust Company in book entry form, at an omnibus level for the Custodian;

- Review of the reconciliation procedures performed by the Custodian on an omnibus level between the Depository Trust Company and the books and records of the Custodian;

- Confirmation of all securities out for transfer with brokers, or by other appropriate auditing procedures where replies from brokers were not received;

- Reconciliation of all such securities to the books and records of the Portfolio and Custodian, on a fund level; and

- Agreement of a sample of security purchases and security sales since our last report from the books and records of the Portfolio to subsequent cash settlement activity.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Portfolio's compliance with specified requirements.

In our opinion, management's assertion that State Street Equity 500 Index Portfolio complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2006, with respect to securities reflected in the investment account of the Portfolio is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Portfolio and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

                                                 /s/Ernst & Young LLP

Boston, Massachusetts
December 21, 2006

             MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN
                PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940


December 21, 2006

We, as members of management of State Street Equity 500 Index Portfolio (the "Portfolio"), are responsible for complying with the requirements of subsections
(b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We also are responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Portfolio's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of September 30, 2006 and from December 31, 2005 through September 30, 2006.

Based on this evaluation, we assert that the Portfolio was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2006 and from December 31, 2005 through September 30, 2006 with respect to securities reflected in the investment accounts of the Portfolio.


/s/ Gary French
--------------------------------
Gary French
Treasurer
State Street Master Funds

             Report of Independent Registered Public Accounting Firm

To the Board of Trustees of
State Street Master Funds

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that State Street Money Market Portfolio (the "Portfolio") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of September 30, 2006. Management is responsible for the Portfolio's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Portfolio's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Portfolio's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 30, 2006, and with respect to agreement of security purchases and sales, for the period from December 31, 2005 (the date of last examination) through September 30, 2006:

- Confirmation of all securities held by the Depository Trust Company in book entry form, at an omnibus level for the Custodian;

- Review of the reconciliation procedures performed by the Custodian on an omnibus level between the Depository Trust Company and the books and records of the Custodian;

- Confirmation of all repurchase agreements and time deposits with brokers/banks and agreement of underlying collateral with the records of the Custodian;

- Reconciliation of all such securities to the books and records of the Portfolio and Custodian, on a fund level; and

- Agreement of a sample of security purchases and security sales since our last report from the books and records of the Portfolio to subsequent cash settlement activity.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Portfolio's compliance with specified requirements.

In our opinion, management's assertion that State Street Money Market Portfolio complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2006, with respect to securities reflected in the investment account of the Portfolio is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Portfolio and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

                                                   /s/Ernst & Young LLP

Boston, Massachusetts
December 21, 2006

             MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN
                PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940


December 21, 2006

We, as members of management of State Street Money Market Portfolio (the "Portfolio"), are responsible for complying with the requirements of subsections
(b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We also are responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Portfolio's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of September 30, 2006 and from December 31, 2005 through September 30, 2006.

Based on this evaluation, we assert that the Portfolio was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2006 and from December 31, 2005 through September 30, 2006 with respect to securities reflected in the investment accounts of the Portfolio.


/s/ Gary French
---------------------------------------
Gary French
Treasurer
State Street Master Funds